UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)

MILLER INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

600551 10 5
(CUSIP Number)

William G. Miller 8503 Hilltop Drive Ooltewah, Tennessee (423) 238-4171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 pages)

CUSIP No. 600551 10 5	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: WILLIAM G. MILLER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,379,619
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,379,619
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,379,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.1%(1)
14	TYPE OF REPORTING PERSON: IN

(1)	Based on 11,363,841 shares of common stock outstanding at October 31, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 600551 10 5	13D	Page 3 of 4 Pages

EXPLANATORY NOTES

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the statement on Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2003, and was amended by those statements on Schedule 13D/A filed with the Commission on January 28, 2004, February 17, 2004, March 21, 2005, June 1, 2005 and November 7, 2006 (collectively, the “Statement”), with respect to the common stock, par value $.01 per share, of Miller Industries, Inc. (the “Issuer”).

This Amendment No. 6 is being filed to report the transfer, on December 1, 2006, of shares of common stock of the Issuer pursuant to a previously reported Order for a property settlement between the Reporting Person and his wife.

This Amendment No. 6 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for the Reporting Person.

(c) On December 1, 2006, the Reporting Person transferred to his wife 134,349 shares of common stock of the Issuer pursuant to a previously reported Order issued by the Superior Court of Fulton County, Georgia, for a property settlement between the Reporting Person and his wife (the “Order”).

The Order specified that the Reporting Person would transfer to his wife shares of common stock of the Issuer with a value equal to $3,000,000 on December 1, 2006. The exact number of shares transferred was based on the closing market price of the Issuer’s common stock on the New York Stock Exchange on November 30, 2006.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 600551 10 5	13D	Page 4 of 4 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated: December 5, 2006.

/s/ William G. Miller William G. Miller